SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THIRD QUARTER ENDED DECEMBER 31, 2004

On February 4, 2005, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the third quarter ended December 31, 2004. Attached is a copy of a press release dated February 4, 2005 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2005. The consolidated financial information of the registrant included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries: Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation included in the press release were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the third quarter ended December 31, 2004 in the attached press release is unaudited.

The earning projections by the registrant and its subsidiaries for the fiscal year ending March 31, 2005 included in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant and its subsidiaries’ actual results to differ materially from those set forth in the attachment.

Such earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Japan and abroad, the pricing of services, the effects of competition, and the success of new products, services and new businesses.

No assurance can be given that the registrant and its subsidiaries’ actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: February 4, 2005

Outline of Consolidated Financial Results	February 4, 2005
For the Nine Months Ended December 31, 2004	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

Adoption of U.S. GAAP: Yes

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2)	Change in accounting method from the most recent fiscal year: No

(3)	Change in number of consolidated subsidiaries and affiliated companies accounted for under the equity method: Yes

Number of consolidated subsidiaries added:	53	Number of consolidated subsidiaries removed:	6

Number of companies accounted for under the equity method added:	13	Number of companies accounted for under the equity method removed:	35

2. Consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations	(Millions of yen, except per share amounts)

	Operating Revenues	Operating Income	Income (Loss) before Income Taxes	Net Income
Nine months ended December 31, 2004	7,987,506	1,131,190	1,637,247	698,448
Year ended March 31, 2004	11,095,537	1,560,321	1,527,348	643,862

	Earnings (Loss) per Share	Diluted Earnings per Share
Nine months ended December 31, 2004	44,627.50 (yen)	— (yen)
Year ended March 31, 2004	40,607.65 (yen)	— (yen)

Notes:	1. Since the consolidated financial information (except Operating Revenues) for the nine months ended December 31, 2003 was not prepared, year-on-year comparisons are not available.

	Operating Revenues for the nine months ended December 31, 2003:	8,199,077 million yen
	Year-on-year percentage changes of Operating Revenues :	2.6% decrease

2. Weighted average number of shares outstanding (consolidated) for the nine months ended December 31, 2004 and for the year ended March 31, 2004 was 15,650,618 shares and 15,855,684 shares, respectively.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	19,027,011	6,735,092	35.4%	427,892.06 (yen)
March 31, 2004	19,434,873	6,397,972	32.9%	406,447.52 (yen)

Note:	Number of shares outstanding (consolidated) as of December 31, 2004 and March 31, 2004 was 15,740,166 shares and 15,741,201 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2004	1,638,636	(1,230,493)	(862,596)	978,697
Year ended March 31, 2004	3,480,591	(2,136,810)	(1,222,531)	1,431,421

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,780,000	1,645,000	670,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 42,566.26 yen

Note:	Forecasts for the fiscal year ending March 31, 2005 have never been changed from those announced on November 10, 2004. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Consolidated financial statements are unaudited.

1. Consolidated Balance Sheets

(Millions of yen)

	March 31, 2004	December 31, 2004	Increase (Decrease)
ASSETS

Current assets:
Cash and cash equivalents	1,431,421	978,697	(452,724)
Short-term investments	—	361,475	361,475
Notes and accounts receivable, trade	1,813,095	2,026,034	212,939
Allowance for doubtful accounts	(40,317)	(37,854)	2,463
Inventories	238,052	332,955	94,903
Prepaid expenses and other current assets	392,169	531,921	139,752
Deferred income taxes	256,719	234,850	(21,869)
Total current assets	4,091,139	4,428,078	336,939

Property, plant and equipment:
Telecommunications equipment	13,770,965	14,016,950	245,985
Telecommunications service lines	12,611,662	12,789,283	177,621
Buildings and structures	5,529,986	5,601,127	71,141
Machinery, vessels and tools	1,988,176	1,951,936	(36,240)
Land	837,073	837,215	142
Construction in progress	339,023	294,197	(44,826)
Accumulated depreciation	(24,307,259)	(24,958,151)	(650,892)
Total property, plant and equipment	10,769,626	10,532,557	(237,069)

Investments and other assets:
Investments in affiliated companies	385,029	195,227	(189,802)
Marketable securities and other investments	255,768	272,819	17,051
Goodwill, net	281,561	298,620	17,059
Other intangibles, net	1,324,804	1,286,763	(38,041)
Other assets	649,441	679,691	30,250
Deferred income taxes	1,677,505	1,333,256	(344,249)
Total investments and other assets	4,574,108	4,066,376	(507,732)

TOTAL ASSETS	19,434,873	19,027,011	(407,862)

(Millions of yen)

	March 31, 2004	December 31, 2004	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	288,089	330,504	42,415
Current portion of long-term debt	877,448	653,031	(224,417)
Accounts payable, trade	1,404,461	1,277,540	(126,921)
Accrued payroll	546,599	327,075	(219,524)
Accrued interest	18,977	20,476	1,499
Accrued taxes on income	346,103	76,965	(269,138)
Accrued consumption tax	51,526	34,929	(16,597)
Advances received	59,111	57,931	(1,180)
Other	216,531	283,751	67,220
Total current liabilities	3,808,845	3,062,202	(746,643)

Long-term liabilities:
Long-term debt	4,756,118	4,689,938	(66,180)
Obligations under capital leases	257,811	208,388	(49,423)
Liability for employees’ severance payments	2,023,348	2,009,030	(14,318)
Other	577,591	568,548	(9,043)
Total long-term liabilities	7,614,868	7,475,904	(138,964)
Minority interest in consolidated subsidiaries	1,613,188	1,753,813	140,625

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,722,092	2,798,409	76,317
Retained earnings	2,710,805	3,323,130	612,325
Accumulated other comprehensive income (loss)	27,129	42,592	15,463
Treasury stock	(4)	(366,989)	(366,985)
Total shareholders’ equity	6,397,972	6,735,092	337,120

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,434,873	19,027,011	(407,862)

2. Consolidated Statements of Income

(Millions of yen)

	Nine months ended December 31, 2004	Year ended March 31, 2004
Operating revenues:
Fixed voice transmission services	2,245,015	3,162,185
Mobile voice transmission services	2,375,094	3,328,627
Data transmission services	1,181,745	1,519,947
Leased circuit	323,381	455,406
Sale of telecommunication equipment	510,507	713,352
System integration	578,956	863,008
Other	772,808	1,053,012
Total operating revenues	7,987,506	11,095,537

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,687,657	2,378,275
Cost of equipment sold (exclusive of items shown separately below)	920,552	1,245,018
Cost of system integration (exclusive of items shown separately below)	358,902	522,766
Depreciation and amortization	1,588,944	2,197,058
Selling, general and administrative expenses	2,300,261	3,192,099
Total operating expenses	6,856,316	9,535,216

Operating income	1,131,190	1,560,321

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(70,952)	(113,358)
Interest income	19,134	26,661
Gains on sales of investments in affiliated company	501,781	—
Other, net	56,094	53,724
Total other income and expenses	506,057	(32,973)

Income (loss) before income taxes	1,637,247	1,527,348
Income tax expense (benefit):	652,738	603,211
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	984,509	924,137
Minority interest in consolidated subsidiaries	289,540	259,952
Equity in earnings (losses) of affiliated companies	3,479	(20,323)
Net income (loss)	698,448	643,862

3. Consolidated Statements of Shareholders’ Equity

(Millions of yen)

	Nine months ended December 31, 2004	Year ended March 31, 2004
Common stock:
At beginning of period	937,950	937,950
At end of period	937,950	937,950

Additional paid-in capital:
At beginning of period	2,722,092	2,669,736
Increase in additional paid-in capital of an affiliate	—	3,087
Increase in interest of investee	76,317	49,269
At end of period	2,798,409	2,722,092

Retained earnings:
At beginning of period	2,710,805	2,246,996
Appropriations
- Cash dividends	(39,353)	(39,831)
Interim distribution
- Cash dividends	(47,222)	(39,830)
Net income (loss)	698,448	643,862
Purchase and retirement of common stock	—	(100,392)
Other	452	—
At end of period	3,323,130	2,710,805

Accumulated comprehensive income (loss):
At beginning of period	27,129	(217,083)
Other comprehensive income (loss)	15,463	244,212
At end of period	42,592	27,129

Treasury stock, at cost
At beginning of period	(4)	(4)
Net change in treasury stock	(366,985)	—
At end of period	(366,989)	(4)

Shareholders’ equity at end of period	6,735,092	6,397,972

Summary of total comprehensive income (loss):
Net income (loss)	698,448	643,862
Other comprehensive income (loss)	15,463	244,212
Comprehensive income (loss)	713,911	888,074

4. Consolidated Statements of Cash Flows

(Millions of yen)

		Nine months ended December 31, 2004	Year ended March 31, 2004
I	Cashflows from operating activities:
	Net income (loss)	698,448	643,862
	Adjustments to reconcile net income (loss) to net cash provided by operating activities-
	Depreciation and amortization	1,588,944	2,197,058
	Minority interest in consolidated subsidiaries	289,540	259,952
	Loss on disposal of property, plant and equipment	118,344	176,394
	Gains on sales of investments in affiliated company	(501,781)	—
	Equity in (earnings) losses of affiliated companies	(3,479)	20,323
	(Increase) decrease in notes and accounts receivable, trade	(214,343)	16,480
	(Increase) decrease in inventories	(94,895)	(57,905)
	(Increase) decrease in other current assets	(133,266)	109,493
	Increase (decrease) in accounts payable, trade and accrued payroll	(213,420)	(24,164)
	Increase (decrease) in accrued consumption tax	(16,587)	(26,935)
	Increase (decrease) in accrued interest	1,493	(4,869)
	Increase (decrease) in advances received	(1,205)	(6,589)
	Increase (decrease) in accrued taxes on income	(269,140)	134,937
	Increase (decrease) in other current liabilities	33,074	38,860
	Increase (decrease) in liability for employees’ severance payments, net of deferred pension costs	18,253	(94,036)
	Increase (decrease) in other long-term liabilities	(4,194)	(20,046)
	Other	342,850	117,776

	Net cash provided by operating activities	1,638,636	3,480,591

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(1,263,055)	(1,765,708)
	Proceeds from sale of property, plant and equipment	33,637	79,744
	Payments for purchase of non-current investments	(37,072)	(40,755)
	Proceeds from sale of marketable equity securities and other investments	757,370	33,410
	Payments for purchase of short-term investments	(361,299)	—
	Acquisition of intangibles and other assets	(360,074)	(443,501)

	Net cash used in investing activities	(1,230,493)	(2,136,810)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	283,609	478,320
	Payments for settlement of long-term debt	(622,591)	(1,145,167)
	Dividends paid	(86,575)	(79,661)
	Purchase and retirement of common stock	(366,985)	(100,392)
	Payments for acquisition of subsidiary stocks from minority shareholders	(65,824)	(205,047)
	Net increase (decrease) in short-term borrowings and other	(4,230)	(170,584)

	Net cash provided by (used in) financing activities	(862,596)	(1,222,531)

IV	Effect of exchange rate changes on cash and cash equivalents	1,729	(2,895)

V	Net increase (decrease) in cash and cash equivalents	(452,724)	118,355

VI	Cash and cash equivalents at beginning of period	1,431,421	1,313,066

VII	Cash and cash equivalents at end of period	978,697	1,431,421

[Note]

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board Opinions, Statements of Financial Accounting Standards, etc).

Application of New Accounting Standard

Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity

Effective April 1, 2004, NTT Group adopted Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.” This statement changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The adoption of SFAS 150 did not have an impact on the results of operations or the financial position of NTT Group.

[Reference]

Details of “Cost of services,” “Cost of equipment sold,” “Cost of system integration” and “Selling, general and administrative expenses”

(Millions of yen)

Details	Nine months ended December 31, 2004	Year ended March 31, 2004
For personnel	1,500,541	2,114,020
For purchase of goods and services	3,451,598	4,780,494
Retirement of property, plant and equipment	146,113	219,880
Other	169,120	223,764

Total	5,267,372	7,338,158

5. Business Segments

(Consolidated)

1. Sales and operating revenues	(Millions of yen)

	Nine months ended December 31, 2004	Year ended March 31, 2004
Regional communications services
Customers	2,919,445	4,061,919
Intersegment	471,209	673,741

Total	3,390,654	4,735,660

Long-distance communications and international services
Customers	765,119	1,057,373
Intersegment	85,264	132,088

Total	850,383	1,189,461

Wireless services
Customers	3,626,333	5,022,576
Intersegment	16,765	25,489

Total	3,643,098	5,048,065

Data communications services
Customers	481,689	697,821
Intersegment	74,307	128,127

Total	555,996	825,948

Other
Customers	194,920	255,848
Intersegment	674,987	988,718

Total	869,907	1,244,566

Elimination of intersegment	(1,322,532)	(1,948,163)

Consolidated total	7,987,506	11,095,537

2. Segment profit or loss		(Millions of yen	)

	Nine months ended December 31, 2004	Year ended March 31, 2004
Operating income
Regional communications services	217,361	248,395
Long-distance communications and international services	63,464	90,524
Wireless services	751,350	1,102,918
Data communications services	29,328	38,317
Other	55,268	29,115

Total	1,116,771	1,509,269

Elimination of intersegment	14,419	51,052

Consolidated total	1,131,190	1,560,321

Outline of Non-consolidated Financial Results	February 4, 2005
For the Nine Months Ended December 31, 2004	[Japanese GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

1. Notes Related to the Preparation of the Quarterly Non-consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes

Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.

(2)	Change in accounting method from the most recent fiscal year: No

2. Non-consolidated Financial Results for the Nine Months Ended December 31, 2004 (April 1, 2004 - December 31, 2004)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations	(Millions of yen, except per share amounts)
	Operating Revenues	Operating Income	Recurring Profit
Nine months ended December 31, 2004	276,026	160,041	165,908
Year ended March 31, 2004	258,104	71,862	78,664

	Net Income	Earnings per Share
Nine months ended December 31, 2004	464,368	29,670.93 (yen)
Year ended March 31, 2004	240,306	15,150.87 (yen)

Notes:	1. Since the non-consolidated financial information (except Operating Revenues) for the nine months ended December 31, 2003 was not prepared, year-on-year comparisons are not available.

	Operating Revenues for the nine months ended December 31, 2003 :	202,716 million yen
	Year-on-year percentage changes of Operating Revenues :	36.2% increase

2.      Weighted average number of shares outstanding (non-consolidated) for the nine months ended December 31, 2004 and for the year ended March 31, 2004 was 15,650,618 shares and 15,855,684 shares, respectively.

(2) Non-consolidated Financial Position	(Millions of yen, except per share amounts)
	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2004	8,507,630	5,179,426	60.9%	329,057.96 (yen)
March 31, 2004	8,616,756	5,167,876	60.0%	328,297.58 (yen)

Note:	Number of shares outstanding (non-consolidated) as of December 31, 2004 and March 31, 2004 was 15,740,166 shares and 15,741,201 shares, respectively.

3. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

			(Millions of yen)
	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2005	328,000	150,000	455,000

(Reference) Expected Earnings per Share (Year ending March 31, 2005): 28,906.94 yen

Note:	Forecasts for the fiscal year ending March 31, 2005 have never been changed from those announced on November 10 2004.
With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 15.

*	Non-consolidated financial statements are unaudited.

1. Non-Consolidated Balance Sheets

(Millions of yen)

	March 31, 2004	December 31, 2004	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	29,907	79,066	49,158
Accounts receivable, trade	1,705	749	(955)
Supplies	240	248	8
Short-term loan receivable	475,058	431,193	(43,864)
Other current assets	171,527	109,216	(62,311)
Total current assets	678,439	620,474	(57,964)

Fixed assets:
Property, plant and equipment	221,591	214,816	(6,774)
Intangible fixed assets	24,755	19,152	(5,603)
Investments and other assets
Investment securities	4,806,800	4,820,782	13,982
Long-term loan receivable to subsidiaries	2,827,125	2,774,568	(52,556)
Other investments	57,883	57,156	(727)
Total investments and other assets	7,691,809	7,652,507	(39,301)
Total fixed assets	7,938,156	7,886,476	(51,679)

Deferred assets	160	679	518

TOTAL ASSETS	8,616,756	8,507,630	(109,125)

(Millions of yen)

	March 31, 2004	December 31, 2004	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	1,914	327	(1,587)
Current portion of corporate bonds	200,000	134,270	(65,730)
Current portion of long-term borrowings	286,896	288,735	1,838
Accrued taxes on income	—	17,700	17,700
Other current liabilities	132,374	82,880	(49,493)
Total current liabilities	621,185	523,913	(97,272)

Long-term liabilities:
Corporate bonds	1,639,563	1,723,243	83,680
Long-term borrowings	1,158,215	1,049,840	(108,374)
Liability for employees’ severance payments	29,493	30,800	1,306
Other long-term liabilities	420	405	(14)
Total long-term liabilities	2,827,693	2,804,290	(23,402)

TOTAL LIABILITIES	3,448,879	3,328,203	(120,675)

SHAREHOLDERS’ EQUITY

Common stock	937,950	937,950	—

Capital surplus
Additional paid-in capital	2,672,826	2,672,826	—
Total capital surplus	2,672,826	2,672,826	—

Earned surplus
Legal reserve	135,333	135,333	—
Voluntary reserve
Reserve for special depreciation	5,551	2,394	(3,157)
Other reserve	1,131,000	1,131,000	—
Unappropriated retained earnings for the period	279,323	660,194	380,871
Total earned surplus	1,551,207	1,928,922	377,714

Net unrealized gains (losses) on securities	5,897	6,717	820
Treasury stock	(4)	(366,988)	(366,984)

TOTAL SHAREHOLDERS’ EQUITY	5,167,876	5,179,426	11,550

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,616,756	8,507,630	(109,125)

2. Non-Consolidated Statements of Income

		(Millions of yen)

	Nine months ended December 31, 2004	Year ended March 31, 2004
Operating revenues	276,026	258,104
Operating expenses	115,984	186,241
Operating income	160,041	71,862

Non-operating revenues:	52,780	74,259
Interest income	39,461	56,767
Lease income	10,233	13,974
Miscellaneous income	3,085	3,517
Non-operating expenses:	46,913	67,457
Interest expenses	13,454	19,982
Corporate bond interest expenses	28,134	39,535
Lease expenses	4,276	6,651
Miscellaneous expenses	1,048	1,287
Recurring profit	165,908	78,664

Special profits	350,659	189,572
Special losses	—	12,143
Income before Income taxes	516,568	256,093
Corporation, inhabitant, and enterprise taxes	52,200	(913)
Deferred tax expenses (benefits)	—	16,700
Net income	464,368	240,306
Unappropriated retained earnings brought forward	243,048	179,238
Retirement of treasury stock	—	100,391
Interim dividend	47,222	39,830
Unappropriated retained earnings for the period	660,194	279,323

(Reference) Major components of operating revenues

Dividends received	144,067	71,577
Revenues from Group management	15,698	20,983
Revenues from basic R&D	104,426	146,867

3. Non-Consolidated Statements of Cash Flows

			(Millions of yen)
		Nine months ended December 31, 2004	Year ended March 31, 2004
I	Cash flows from operating activities:
	Income before income taxes	516,568	256,093
	Depreciation and amortization	25,277	43,732
	Loss on disposal of property, plant and equipment	504	2,281
	Dividends received	(144,067)	(71,577)
	Increase (decrease) in liability for employees’ severance payments	1,306	(529)
	(Increase) decrease in accounts receivable	56,048	21,565
	Increase (decrease) in accounts payable and accrued expenses	(86,069)	(33,014)
	Increase (decrease) in accrued consumption tax	124	(123)
	Other	(352,683)	(175,814)

	Sub-total	17,009	42,611
	Interest and dividends received	183,202	130,176
	Interest paid	(41,087)	(61,378)
	Income taxes received (paid)	3,156	(115,525)

	Net cash provided by (used in) operating activities	162,281	(4,116)

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(15,055)	(23,068)
	Proceeds from sale of property, plant and equipment	2	553
	Acquisition of investments	(17,348)	(29,801)
	Proceeds from sale of investments	355,568	190,718
	Payments for long-term loans	(176,733)	(229,541)
	Proceeds from long-term loans receivable	267,119	660,250
	Other	5,020	(4,964)

	Net cash provided by (used in) investing activities	418,572	564,146

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	196,148	221,291
	Payments for settlement of long-term debt	(284,284)	(607,264)
	Dividends paid	(86,575)	(79,661)
	Purchase and retirement of common stock	(366,984)	(100,391)

	Net cash provided by (used in) financing activities	(541,695)	(566,025)

IV	Net increase (decrease) in cash and cash equivalents	39,158	(5,995)
V	Cash and cash equivalents at beginning of period	59,907	65,903

VI	Cash and cash equivalents at end of period	99,066	59,907

[Note]

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

Nippon Telegraph and Telephone Corporation
February 4, 2005

Consolidated Financial Results

for the Nine Months ended December 31, 2004

April 1, 2004 — December 31, 2004

[Consolidated Results of Operations]

	(Billions of Yen)	(Billions of Yen)
Details	Nine months ended December 31, 2004 <U.S. GAAP>	Year ended March 31, 2004 <U.S. GAAP>
Operating Revenues	7,987.5	11,095.5
Change from previous year	(211.6)
% Change	(2.6%)
Operating Expenses	6,856.3	9,535.2
Operating Income	1,131.2	1,560.3
Other Income (Expenses), Net	506.1	(33.0)

Income before Income Taxes	1,637.2	1,527.3
Income Taxes	652.7	603.2
Minority Interests in Earnings of Consolidated Subsidiaries	289.5	260.0
Equity in Net Earnings (Losses) of Affiliates	3.5	(20.3)
Net Income (Loss)	698.4	643.9

[Operating Performance of NTT and Its Major Subsidiaries]

(Billions of Yen)

Details	NTT (Holding Company) <JPN GAAP> Non-Consolidated	NTT East <JPN GAAP> Non-Consolidated	NTT West <JPN GAAP> Non-Consolidated	NTT Communications <JPN GAAP> Non-Consolidated	NTT DATA <JPN GAAP> Consolidated	NTT DoCoMo <U.S. GAAP> Consolidated

Operating Revenues	276.0	1,623.4	1,557.4	794.2	571.7	3,643.1
Change from previous year	73.3	(54.0)	(43.3)	(11.6)	32.5	(185.2)
% Change	36.2%	(3.2%)	(2.7%)	(1.4%)	6.0%	(4.8%)
Operating Expenses	115.9	1,537.9	1,478.5	724.4	541.1	2,891.7
Operating Income	160.0	85.5	78.8	69.7	30.5	751.4
Recurring Profit	165.9	93.6	89.0	69.1	26.8	1,250.1
Net Income (Loss)	464.3	55.1	53.6	40.3	16.9	756.5

Notes:	1. Each item listed above represents financial results for the nine months ended December 31, 2004

2.      NTT East’s and NTT West’s “Operating Revenues” include 11.8 billion and 10.3 billion yen, respectively, in an expected settlement of interconnection charges based on the LRIC methodology, which is not included in the corresponding nine months of the previous year.

3. NTT DoCoMo’s “Recurring Profit” represents its “Income before Income Taxes.”

[Consolidated Financial Results Forecasts for the Year Ending March 31, 2005]

(Billions of Yen)

Details	Operating Revenues	Operating Income	Income before Income Taxes	Net Income
Year ending March 31, 2005	10,780.0	1,175.0	1,645.0	670.0

Note:	Forecasts for the fiscal year ending March 31, 2005 have never been changed from those announced on November 10, 2004.

(Reference)

• Number of Subscribers of Major Services

(thousands)

Details	March 31, 2004	December 31, 2004	Increase (Decrease)
Telephone + INS-Net	60,072	59,491	(581)
Telephone Subscriber Lines	50,938	50,874	(64)
INS-Net Subscriber Lines	9,135	8,617	(517)
FLET’S ADSL	4,089	5,002	913
B FLET’S	840	1,432	592
Cellular	46,328	47,914	1,586
FOMA*	3,045	8,499	5,454
i-mode	41,077	43,027	1,950
FOMA*	2,997	8,403	5,406

Notes:	1. “Number of Telephone Subscriber Lines” is the total of individual lines and central station lines.

2.      In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

3. “Number of Cellular” includes the DoPa Single Service subscribers.
* Partial listing only.

The forward-looking statements and projected figures on the future performance of NTT contained in this financial report are based on the judgments, evaluations, recognition of facts, and formulation of plans by the current management of NTT based on the information at their disposal. The projected figures in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been ascertained and acknowledged accurately. In view of the element of uncertainty inherent in future projections, the possibility of fluctuations in its future business operations, the state of the economy in Japan and abroad, stock markets, and other circumstances, NTT’s actual results could differ materially from the projected figures contained in this report.

February 4, 2005

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2004

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the Third Quarter ended December 31, 2004 are presented in the following attachments.

(Attachments)

1. Non-consolidated Balance Sheets

2. Non-consolidated Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Statements of Cash Flows

Inquiries:

Hiroshi Niitsu and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
ASSETS
FIXED ASSETS	3,664,084	3,601,762	34,632
CURRENT ASSETS	642,633	567,565	5,457
TOTAL ASSETS	4,306,718	4,169,328	40,089

LIABILITIES
LONG-TERM LIABILITIES:
Long-term debt	1,010,103	949,499	9,129
Liability for employees’ severance payments	728,580	712,685	6,852
Other	6,207	5,842	56
Total long-term liabilities	1,744,890	1,668,027	16,038

CURRENT LIABILITIES:
Current portion of long-term debt	95,559	100,205	963
Accounts payable, trade	170,463	86,543	832
Accounts payable, other	324,058	237,826	2,286
Accrued taxes on income	146	** 13,629	131
Other	77,950	147,225	1,415
Total current liabilities	668,178	585,430	5,629

TOTAL LIABILITIES	2,413,069	2,253,457	21,667

SHAREHOLDERS’ EQUITY
Common stock	335,000	335,000	3,221
Additional paid-in capital	1,499,726	1,499,726	14,420
Unappropriated retained earnings for the period	57,985	80,587	774
Net unrealized gains (losses) on securities	936	556	5
TOTAL SHAREHOLDERS’ EQUITY	1,893,648	1,915,871	18,421

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,306,718	4,169,328	40,089

Note:	*	Yen amounts have been translated, for convenience only, at ¥104 =US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	Nine months Ended December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
OPERATING REVENUES	2,267,184	1,623,485	15,610
OPERATING EXPENSES	2,180,778	1,537,921	14,787
OPERATING INCOME	86,406	85,563	822
NON-OPERATING REVENUES	61,277	42,092	404
NON-OPERATING EXPENSES	49,830	33,999	326
RECURRING PROFIT	97,853	93,656	900
SPECIAL PROFITS	9,305	4,750	45
SPECIAL LOSSES	6,736	5,052	48
INCOME BEFORE INCOME TAXES	100,422	93,354	897
CORPORATION, INHABITANT, AND ENTERPRISE TAXES	16,237	** 38,200	367
DEFERRED TAX EXPENSES (BENEFITS)	26,200	** —	—
NET INCOME	57,985	55,154	530

Note:	*	Yen amounts have been translated, for convenience only, at ¥104=US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 3

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

		(Millions of Yen)
Services	Nine months Ended December 31, 2004	Year Ended March 31, 2004
Voice Transmission Services	1,065,846	1,506,952
Revenues (excluding the amounts of IP Services Revenues)
Monthly Charge Revenues*	694,333	939,584
Call Rates Revenues*	146,719	238,749
Interconnection Call Revenues*	153,324	224,417
IP Services Revenues	153,080	151,343
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	156,911	246,962
Telegram Services Revenues	20,240	30,992
Other Telecommunications Services Revenues	123,240	166,561
Telecommunications Total Revenues	1,519,319	2,102,812

Related Business Total Revenues	104,165	164,371

Total Operating Revenues	1,623,485	2,267,184

*	Partial listing only

Note:    Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	Nine months Ended December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Cash flows from operating activities:
Income before income taxes	100,422	93,354	897
Depreciation and amortization	465,913	355,550	3,418
Loss on disposal of property, plant and equipment	45,879	25,996	249
Increase (decrease) in liability for employees’ severance payments	(63,293)	(15,894)	(152)
(Increase) decrease in accounts receivable	5,654	(20,349)	(195)
Increase (decrease) in accounts payable and accrued expenses	(7,316)	(170,191)	(1,636)
Increase (decrease) in accrued consumption tax	1,332	1,549	14
Other	(48,441)	(15,489)	(148)

Sub-total	500,151	254,525	2,447

Interest and dividends received	1,216	287	2
Interest paid	(20,919)	(12,654)	(121)
Income taxes received (paid)	57,412	(16,051)	(154)

Net cash provided by (used in) operating activities	537,861	226,107	2,174

Cash flows from investing activities:
Payments for property, plant and equipment	(377,906)	(299,320)	(2,878)
Acquisition of investments	(1,564)	(6,360)	(61)
Other	(1,313)	3,646	35

Net cash provided by (used in) investing activities	(380,784)	(302,034)	(2,904)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	10,000	17,950	172
Payments for settlement of long-term debt	(143,373)	(73,907)	(710)
Increase (decrease) in short-term borrowings	(55,000)	47,000	451
Dividends paid	(3,035)	(32,495)	(312)

Net cash provided by (used in) financing activities	(191,408)	(41,452)	(398)

Net increase (decrease) in cash and cash equivalents	(34,331)	(117,380)	(1,128)
Cash and cash equivalents at beginning of period	220,619	186,287	1,791

Cash and cash equivalents at end of period	186,287	68,907	662

Note:	*	Yen amounts have been translated, for convenience only, at ¥ 104=US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.

February 4, 2005

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2004

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the Third Quarter ended December 31, 2004 are presented in the following attachments.

(Attachments)

1. Non-consolidated Balance Sheets

2. Non-consolidated Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Statements of Cash Flows

Inquiries:

Mr. Shigehiko Yamagami or Mr. Kazunori Oonishi

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Assets
Fixed assets	3,595,293	3,511,933	33,768
Current assets	630,525	618,592	5,948
Total assets	4,225,819	4,130,526	39,716

Liabilities
Long-term liabilities:
Long-term debt	1,065,285	1,126,452	10,831
Liability for employees’ severance payments	790,436	771,190	7,415
Other	9,945	9,765	93
Total long-term liabilities	1,865,667	1,907,408	18,340

Current liabilities:
Current portion of long-term debt	276,201	237,406	2,282
Accounts payable, trade	137,748	108,301	1,041
Accounts payable, other	288,992	218,996	2,105
Accrued taxes on income	186	**13,201	126
Other	112,095	81,275	781
Total current liabilities	815,225	659,181	6,338

Total liabilities	2,680,893	2,566,590	24,678

Shareholders’ equity

Common stock	312,000	312,000	3,000
Additional paid-in capital	1,170,054	1,170,054	11,250
Unappropriated retained earnings for the period	62,109	81,272	781
Net unrealized gains (losses) on securities	762	609	5
Total shareholders’ equity	1,544,926	1,563,935	15,037

Total liabilities and shareholders’ equity	4,225,819	4,130,526	39,716

Note:	*	Yen amounts have been translated, for convenience only, at ¥104 =US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year ended March 31, 2004	Nine months Ended December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Operating revenues	2,166,852	1,557,405	14,975
Operating expenses	2,080,163	1,478,538	14,216
Operating income	86,688	78,866	758
Non-operating revenues	54,910	41,088	395
Non-operating expenses	51,038	30,891	297
Recurring profit	90,560	89,062	856
Special profits	15,001	7,022	67
Special losses	7,181	5,385	51
Income before income taxes	98,381	90,699	872
Corporation, inhabitant, and enterprise taxes	(52,421)	**37,000	355
Deferred tax expenses (benefits)	89,300	**—	—
Net income	61,502	53,699	516

Note:	*	Yen amounts have been translated, for convenience only, at ¥ 104=US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 3

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Service	Nine months Ended December 31, 2004	Year Ended March 31, 2004
Voice Transmission Services	1,040,954	1,465,833
Revenues (excluding the amounts of IP Services Revenues)
Monthly Charge Revenues*	669,602	905,590
Call Rates Revenues*	153,414	245,963
Interconnection Call Revenues*	150,469	216,169
IP Services Revenues	129,328	127,284
Leased Circuit Services Revenues (excluding the amounts of IP Services Revenues)	131,164	206,031
Telegram Services Revenues	22,883	33,421
Other Telecommunications Services Revenues	121,594	165,281
Telecommunications total revenues	1,445,925	1,997,852

Related business total revenues	111,479	169,000

Total operating revenues	1,557,405	2,166,852

*	Partial listing only

Note:    Fractions are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year ended March 31, 2004	Nine months ended December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Cash flows from operating activities:
Income before income taxes	98,381	90,699	872
Depreciation and amortization	460,027	324,716	3,122
Loss on disposal of property, plant and equipment	35,576	24,108	231
Increase (decrease) in liability for employees’ severance payments	(74,174)	(19,245)	(185)
(Increase) decrease in accounts receivable	(17,431)	(17,679)	(169)
Increase (decrease) in accounts payable, and accrued expenses	(9,252)	(122,181)	(1,174)
Increase (decrease) in accrued consumption tax	2,652	3,712	35
Other	16,907	(12,063)	(115)

Sub-total	512,687	272,066	2,616

Interest and dividends received	716	281	2
Interest paid	(22,421)	(14,338)	(137)
Income taxes received (paid)	69,813	52,491	504

Net cash provided by (used in) operating activities	560,795	310,501	2,985

Cash flows from investing activities:
Payments for property, plant and equipment	(409,205)	(278,710)	(2,679)
Acquisition of investments	(806)	(3,620)	(34)
Other	23,640	7,917	76

Net cash provided by (used in) investing activities	(386,371)	(274,413)	(2,638)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	200,000	150,000	1,442
Payments for settlement of long-term debt	(417,656)	(127,628)	(1,227)
Increase (decrease) in short-term borrowings	40,000	(30,000)	(288)
Dividends paid	(18,769)	(34,494)	(331)

Net cash provided by (used in) financing activities	(196,426)	(42,122)	(405)

Net increase (decrease) in cash and cash equivalents	(22,001)	(6,034)	(58)
Cash and cash equivalents at beginning of period	140,808	118,806	1,142

Cash and cash equivalents at end of period	118,806	112,772	1,084

Note:	*	Yen amounts have been translated, for convenience only, at ¥ 104=US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.

February 4, 2005

NTT Com Announces Financial Results

for the Nine Months Ended December 31, 2004

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the nine months ended December 31, 2004 (April 1, 2004 to December 31, 2004). Please see the following attachments for further details:

1. Non-consolidated Balance Sheets

2. Non-consolidated Statements of Income

3. Business Results (Non-consolidated Operating Revenues)

4. Non-consolidated Statements of Cash Flows

#    #    #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone network, combined with the networks of partner companies around the world, offers access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “Best Global Carrier - 2004.” For more information, please visit http://www.ntt.com

For more information

(Mr.) Noboru Takeuchi or (Mr.) Makoto Inoue

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

Attachment 1

NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	March 31, 2004	December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
ASSETS
Fixed assets	1,244,658	1,240,151	11,924
Current assets	284,554	270,822	2,604
Total assets	1,529,213	1,510,973	14,528

LIABILITIES
Long-term liabilities:
Long-term debt	751,736	698,615	6,717
Liability for employees’ severance payments	74,416	74,716	718
Other	4,333	4,550	43
Total long-term liabilities	830,486	777,883	7,479

Current liabilities:
Current portion of long-term debt	98,297	93,582	899
Accounts payable, trade	47,252	48,583	467
Accounts payable, other	146,704	137,085	1,318
Accrued taxes on income	—	** 10,000	96
Other	31,658	25,480	245
Total current liabilities	323,913	314,731	3,026

Total liabilities	1,154,399	1,092,614	10,505

SHAREHOLDERS’ EQUITY
Common stock	211,650	211,650	2,035
Additional paid-in capital	119,149	119,149	1,145
Unappropriated retained earnings for the period	25,485	56,932	547
Net unrealized gains (losses) on securities	18,529	30,627	294
Total shareholders’ equity	374,813	418,359	4,022

Total liabilities and shareholders’ equity	1,529,213	1,510,973	14,528

Note:	*	Yen amounts have been translated, for convenience only, at ¥104 =US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 2

NON-CONSOLIDATED STATEMENTS OF INCOME

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	Nine Months Ended December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Operating revenues	1,106,603	794,202	7,636
Operating expenses	990,386	724,424	6,965
Operating income	116,216	69,778	670
Non-operating revenues	26,527	19,158	184
Non-operating expenses	29,710	19,822	190
Recurring profit	113,034	69,114	664
Special losses	50,460	—	—
Income before income taxes	62,573	69,114	664
Corporation, inhabitant, and enterprise taxes	(1,610)	** 28,800	276
Deferred tax expenses (benefits)	40,000	** —	—
Net income	24,183	40,314	387

Note:	*	Yen amounts have been translated, for convenience only, at ¥ 104=US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.
	**	The Company participates in a consolidated tax return system, which is adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan, but did not calculate income taxes on a consolidated basis in this quarter.

Attachment 3

BUSINESS RESULTS (NON-CONSOLIDATED OPERATING REVENUES)

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

Services	Nine months Ended December 31, 2004	Year Ended March 31, 2004
Voice transmission services revenues (excluding the amounts of IP services revenues)	332,937	467,399
IP services revenues	204,238	223,761
Open computer network services revenues*	99,207	123,957
IP-Virtual private network services revenues*	46,253	56,439
Wide-Area Ethernet services revenues*	25,091	20,279
Data communications revenues (excluding the amounts of IP services revenues)	163,571	267,042
Leased circuit services revenues*	103,537	168,497
Solution services revenues	70,463	117,205
Others	22,990	31,195

Total operating revenues	794,202	1,106,603

*	Partial listing only

Note: Fractions	are rounded down.

Attachment 4

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

(Based on accounting principles generally accepted in Japan)

	Year Ended March 31, 2004	Nine Months Ended December 31, 2004
	Millions of Yen	Millions of Yen	* Millions of US$
Cash flows from operating activities:
Income before income taxes	62,573	69,114	664
Depreciation and amortization	120,082	91,254	877
Loss on disposal of property, plant and equipment	14,975	4,804	46
Increase (decrease) in loan-loss reserves	88	70	0
Increase (decrease) in liability for employees’ severance payments	586	299	2
Evaluation losses on shares of affiliated companies	50,460	—	—
(Increase) decrease in accounts receivable	11,542	11,777	113
Increase (decrease) in accounts payable and accrued expenses	18,010	(18,634)	(179)
Increase (decrease) in accrued consumption tax	(5,531)	1,113	10
Other	11,966	2,448	23

Sub-total	284,754	162,248	1,560

Interest and dividends received	1,561	2,229	21
Interest paid	(15,322)	(12,145)	(116)
Income taxes received (paid)	(28,770)	9,159	88

Net cash provided by (used in) operating activities	242,223	161,491	1,552

Cash flows from investing activities:
Payments for property, plant and equipment	(120,774)	(109,771)	(1,055)
Acquisition of investments	(860)	(1,584)	(15)
(Increase) decrease in short-term loan	(163)	263	2
Other	(16,921)	(6,034)	(58)

Net cash provided by (used in) investing activities	(138,719)	(117,127)	(1,126)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,541	8,783	84
Payments for settlement of long-term debt	(99,220)	(65,584)	(630)
Increase (decrease) in short-term borrowings	(4,911)	(3,382)	(32)
Dividends paid	(12,246)	(8,811)	(84)

Net cash provided by (used in) financing activities	(96,837)	(68,993)	(663)

Effect of exchange rate changes on cash and cash equivalents	(246)	(0)	(0)

Net increase (decrease) in cash and cash equivalents	6,419	(24,630)	(236)
Cash and cash equivalents at beginning of period	59,024	65,444	629

Cash and cash equivalents at end of period	65,444	40,813	392

Note:	*	Yen amounts have been translated, for convenience only, at ¥104=US$1.00, the approximate exchange rate on December 30, 2004. Fractions are rounded down.

February 4, 2005

Nippon Telegraph and Telephone Corporation

Supplementary data

the Nine Months Ended December 31, 2004

The forecasts included herein are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of NTT in light of the information currently available to it. The projected numbers in this release were derived using certain assumptions that are indispensable for making projections in addition to facts that have been ascertained in the past and recognized accurately. Risks and uncertainties inherent in future projections, NTT’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause NTT’s actual results to differ materially from the projected figures. The projected figures included herein (including revenue and cost details) are provided for the reference of investors. NTT group makes no representation or warranty as to the accuracy or completeness of these figures.

1. Number of Subscribers

						(thousands)
	A As of Mar. 31, 2004	B As of Jun. 30, 2004	C As of Sept. 30, 2004	D As of Dec. 31, 2004		E As of Mar. 31, 2005 (Forecast at the time 1H results were announced)

					Change D-A		Change E-A
Telephone Subscriber Line	50,938	51,010	50,959	50,874	(64)	50,800	(138)
NTT East	25,264	25,302	25,274	25,239	(24)	25,164	(99)
NTT West	25,674	25,708	25,685	25,634	(40)	25,635	(39)
INS-Net	9,135	8,941	8,765	8,617	(517)	8,318	(817)
NTT East	4,756	4,658	4,572	4,497	(259)	4,387	(369)
NTT West	4,378	4,283	4,194	4,120	(258)	3,930	(448)
INS-Net 64	8,554	8,364	8,186	8,037	(516)	7,754	(800)
NTT East	4,391	4,295	4,206	4,131	(260)	4,029	(362)
NTT West	4,162	4,069	3,979	3,906	(256)	3,725	(438)
INS-Net 1500	58	58	58	58	(0)	56	(2)
NTT East	36	36	37	37	0	36	(1)
NTT West	22	21	21	21	(0)	21	(1)
Telephone Subscriber Line + INS-Net	60,072	59,952	59,724	59,491	(581)	59,117	(955)
NTT East	30,020	29,960	29,846	29,737	(283)	29,552	(468)
NTT West	30,053	29,991	29,879	29,754	(298)	29,566	(487)
FLET’S ISDN	980	923	868	817	(163)	723	(257)
NTT East	514	488	461	435	(79)	364	(150)
NTT West	466	435	407	382	(84)	359	(107)
FLET’S ADSL	4,089	4,447	4,739	5,002	913	5,489	1,400
NTT East	2,283	2,479	2,620	2,750	467	2,983	700
NTT West	1,806	1,968	2,119	2,252	446	2,506	700
B FLET’S	840	1,029	1,215	1,432	592	2,040	1,200
NTT East	426	528	632	752	326	1,026	600
NTT West	414	501	583	680	266	1,014	600
Conventional Leased Circuit	514	499	486	475	(38)	451	(63)
NTT East	267	259	253	247	(20)	238	(29)
NTT West	247	239	234	229	(18)	213	(34)
High Speed Digital	462	443	423	403	(59)	390	(72)
NTT East	249	239	229	219	(30)	209	(39)
NTT West	213	204	194	184	(29)	180	(33)
NTT Group Major ISPs	6,167	6,379	6,583	6,818	650	6,900	733
OCN*	4,118	4,257	4,361	4,512	394	4,500	382
Plala*	1,750	1,820	1,920	2,000	250	2,030	280
Cellular	46,328	46,834	47,363	47,914	1,586	48,200	1,872
FOMA*	3,045	4,583	6,488	8,499	5,454	10,800	7,755
i-mode	41,077	41,723	42,362	43,027	1,950	43,400	2,323
FOMA*	2,997	4,526	6,414	8,403	5,406	—	—
PHS	1,592	1,537	1,460	1,392	(200)	1,300	(292)

Notes :	1 No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

2   In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

3 NTT Group Major ISPs include WAKWAK, InfoSphere, and Dreamnet besides OCN and Plala.

4   No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results as of Sept. 30, 2004 in order to standardize the definition of subscribers used by all the mobile operators in Japan. Relevant items as of Mar. 31, 2004, Jun. 30, 2004 and Mar. 31, 2005 (Forecast at the time 1H results were announced) have been modified by adding DoPa single service subscribers to the previously announced Numbers. DoPa single service subscribers are 401 thousand as of Mar. 31, 2004, 426 thousand as of Jun. 30, 2004, 476 thousand as of Sept. 30, 2004, 516 thousand as of Dec. 31, 2004, and 530 thousand as of Mar. 31, 2005 (Forecast at the time 1H results were announced).

* Partial listing only.

2. Number of Employees

	A As of Mar. 31, 2004	B As of Dec. 31, 2004	C As of Mar. 31, 2005 (Forecast at the time 1H results were announced)

NTT Consolidated	205,300	216,050	202,700
Core Group Companies
NTT (Holding)	3,050	2,850	2,800
NTT East	14,900	14,900	14,450
NTT West	13,750	13,700	12,850
NTT Communications	7,700	7,800	7,700
NTT DATA (Consolidated)	17,400	18,900	18,600
NTT DoCoMo (Consolidated)	21,250	22,300	21,650
(Reference) “Outsourcing Companies”
East Outsourcing Companies	48,300	48,550	46,050
West Outsourcing Companies	52,550	53,250	50,750

Notes :	1	Figures for NTT Consolidated do not include the No. of employees who retired / are retiring at the end of fiscal year and rehired / are rehiring at the beginning of next fiscal year.

	2	Figures for East Outsourcing Companies and West Outsourcing Companies include figures for companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired at the end of fiscal year and rehired at the beginning of next fiscal year, as described below:

		-	At the end of fiscal year ended Mar. 31, 2004 (East Outsourcing Companies : 3,100 employees, West Outsourcing Companies : 3,300 employees)

		-	At the end of fiscal year ending Mar. 31, 2005 [Forecast at the time 1H results were announced] (East Outsourcing Companies : 2,500 employees, West Outsourcing Companies : 2,650 employees)

3. Capital Investment

		(billions of yen)
	A Fiscal year ended Mar. 31, 2004	B Nine Months ended Dec. 31, 2004 (From Apr. to Dec., 2004)	C Fiscal year ending Mar. 31, 2005 (Forecast at the time 1H results were announced)

NTT Consolidated	2,013.6	1,438.9	2,080.0
Core Group Companies
NTT (Holding)	18.9	13.1	19.0
NTT East	377.8	276.5	410.0
NTT West	397.6	263.8	390.0
NTT Communications	124.8	95.8	139.0
NTT DATA (Consolidated)	148.9	75.4	113.0
NTT DoCoMo (Consolidated)	805.5	633.1	855.0

Notes :	Figures for consolidated capital investment of NTT and NTT DoCoMo are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in reconciliation below.

	(billions of yen)
	A Fiscal year ended Mar. 31, 2004	B Nine Months ended Dec. 31 2004 (From Apr. to Dec., 2004)

NTT Group Consolidated	2,013.6	1,438.9
Payments for property, plant and equipment	1,765.7	1,263.1
Acquisition of intangible and other assets	443.5	360.1
Other differences	(195.6)	(184.3)
NTT DoCoMo Consolidated	805.5	633.1
Payments for property, plant and equipment	625.3	527.9
Acquisition of intangible and other assets	177.6	174.3
Other differences	2.6	(69.1)

4-1. Financial Results and Projections of Core Group Companies

					(billions of yen	)
	A Fiscal year ended Mar. 31, 2004	B Nine Months ended Dec. 31, 2004 (From Apr. to Dec., 2004)		C Fiscal year ending March 31, 2005 (Forecast at the time 1H results were announced)	[Ref.] Nine Months ended Dec. 31, 2003 (From Apr. to Dec., 2003)

			Progress
			B/C
NTT (Holding) (JPN GAAP)
Operating Revenues	258.1	276.0	84.2%	328.0	202.7
Operating Expenses	186.2	115.9	62.7%	185.0	—
Operating Income	71.8	160.0	111.9%	143.0	—
Non-Operating Income	74.2	52.7	76.5%	69.0	—
Non-Operating Expenses	67.4	46.9	75.7%	62.0	—
Recurring Profit	78.6	165.9	110.6%	150.0	—
Net Income	240.3	464.3	102.1%	455.0	—
NTT East (JPN GAAP)
Operating Revenues	2,267.1	1,623.4	76.3%	2,128.0	1,677.5
Voice Transmission Services (excluding IP)	1,506.9	1,065.8	78.1%	1,365.0	—
IP Services	151.3	153.0	70.9%	216.0	—
Leased Circuit (excluding IP)	246.9	156.9	81.7%	192.0	—
Telegraph	30.9	20.2	75.0%	27.0	—
Others Related Business	166.5 164.3	123.2 104.1	69.3%	328.0	—
Operating Expenses	2,180.7	1,537.9	74.9%	2,053.0	—
Personnel	234.3	154.9	75.9%	204.0	—
Cost of services and equipment sold, and selling, general and administrative expenses	1,343.5	937.4	74.1%	1,265.0	—
Depreciation and amortization	458.8	347.2	76.5%	454.0	—
Loss on disposal of property, plant and equipment	68.4	40.2	73.2%	55.0	—
Taxes and public dues	75.6	58.1	77.5%	75.0	—
Operating Income	86.4	85.5	114.1%	75.0	—
Non-Operating Income	61.2	42.0	77.9%	54.0	—
Non-Operating Expenses	49.8	33.9	77.3%	44.0	—
Recurring Profit	97.8	93.6	110.2%	85.0	—
Net Income	57.9	55.1	119.9%	46.0	—
NTT West (JPN GAAP)
Operating Revenues	2,166.8	1,557.4	76.0%	2,049.0	1,600.7
Voice Transmission Services (excluding IP)	1,465.8	1,040.9	77.0%	1,352.0	—
IP Services	127.2	129.3	67.4%	192.0	—
Leased Circuit (excluding IP)	206.0	131.1	80.0%	164.0	—
Telegraph	33.4	22.8	76.3%	30.0	—
Others Related Business	165.2 169.0	121.5 111.4	74.9%	311.0	—
Operating Expenses	2,080.1	1,478.5	74.5%	1,984.0	—
Personnel	226.6	146.7	74.9%	196.0	—
Cost of services and equipment sold, and selling, general and administrative expenses	1,270.7	918.3	74.1%	1,240.0	—
Depreciation and amortization	453.4	319.7	75.6%	423.0	—
Loss on disposal of property, plant and equipment	57.0	38.6	75.7%	51.0	—
Taxes and public dues	72.1	55.0	74.4%	74.0	—
Operating Income	86.6	78.8	121.3%	65.0	—
Non-Operating Income	54.9	41.0	80.6%	51.0	—
Non-Operating Expenses	51.0	30.8	73.6%	42.0	—
Recurring Profit	90.5	89.0	120.4%	74.0	—
Net Income	61.5	53.6	122.0%	44.0	—

Notes :	1	Operating Revenues of NTT East and NTT West for Nine Months ended Dec. 31, 2004 include expected settlement of interconnection charges based on the LRIC methodology of 11.8 billion yen and 10.3 billion yen, respectively. Operating Revenues of NTT East and NTT West for Nine Months ended Dec. 31, 2003 do not include expected settlement of interconnection charges based on the LRIC methodology.
	2	Operating Revenues from Voice Transmission Services of NTT East and NTT West for the nine months ended Dec 31, 2004 include Monthly Charges, Call Rates and Interconnection Rates of 694.3 billion yen, 146.7 billion yen and 153.3 billion yen, and 669.6 billion yen, 153.4 billion yen and 150.4 billion yen, respectively.
	3	Operating Revenues from IP of NTT East and NTT West include corporate and condominium IP telephony services in Voice Transmission Services, and monthly charges and installation fees of IP services in Leased Circuit Services.

4-2. Financial Results and Projections of Core Group Companies

	(billions of yen	)

	A Fiscal year ended Mar. 31, 2004	B Nine Months ended Dec. 31, 2004 (From Apr. to Dec., 2004)		C Fiscal year ending March 31, 2005 (Forecast at the time 1H results were announced)	[Ref.] Nine Months ended Dec. 31, 2003 (From Apr. to Dec., 2003)

			Progress
			B/C
NTT Communications (JPN GAAP)
Operating Revenues	1,106.6	794.2	72.5%	1,096.0	805.8
Voice Transmission Services (excluding IP)	467.3	332.9	80.2%	415.0	—
IP Services	223.7	204.2	72.2%	283.0	—
Data Transmission Services (excluding IP)	267.0	163.5	78.3%	209.0	—
Leased Circuit*	168.4	103.5	78.4%	132.0	—
Solution Business	117.2	70.4	49.4%	189.0	—
Others	31.1	22.9			—
Operating Expenses	990.3	724.4	71.4%	1,015.0	—
Personnel	86.7	64.7	74.4%	87.0	—
Cost of services and equipment sold, and selling, general and administrative expenses	493.6	351.5	71.0%	780.0	—
Communication Network Charges	261.5	202.5			—
Depreciation and amortization	117.6	89.5	75.9%	118.0	—
Loss on disposal of property, plant and equipment	19.5	7.1	39.5%	18.0	—
Taxes and public dues	11.3	8.9	74.6%	12.0	—
Operating Income	116.2	69.7	86.1%	81.0	—
Non-Operating Income	26.5	19.1	68.4%	28.0	—
Non-Operating Expenses	29.7	19.8	68.4%	29.0	—
Recurring Profit	113.0	69.1	86.4%	80.0	—
Net Income	24.1	40.3	85.8%	47.0	—
(Ref.) Major Revenues of Services
Voice Transmission Services	482.6	347.7	79.4%	438.0	—
Data Transmission Services	309.1	252.8	73.9%	342.0	—
Leased Circuit	168.4	103.5	78.4%	132.0	—
Others Related Business	9.8 136.4	19.7 70.3	49.0%	184.0	— —
NTT Data Consolidated (JPN GAAP)
Operating Revenues	846.7	571.7	68.9%	830.0	539.1
System Integration Business	685.4	455.5	67.7%	673.0	424.8
Network System Business	57.7	42.2	76.7%	55.0	42.8
Others	177.7	129.4	73.1%	177.0	122.4
Elimination or corporate	(74.2)	(55.5)	74.0%	(75.0)	(50.9)
Cost of Sales	637.9	430.6	67.8%	635.0	389.1
Gross Profit	208.7	141.0	72.3%	195.0	149.9
Selling and General Expense	149.0	110.5	69.1%	160.0	107.8
Operating Income	59.7	30.5	87.3%	35.0	42.1
Non-Operating Income (loss)	(10.0)	(3.7)	41.5%	(9.0)	(5.8)
Recurring Profit	49.6	26.8	103.1%	26.0	36.2
Net Income	26.9	16.9	105.9%	16.0	14.5
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	5,048.1	3,643.1	75.6%	4,820.0	3,828.3
Wireless Services	4,487.9	3,234.5	75.7%	4,273.0	3,386.2
Cellular Services	4,329.8	3,120.8	75.9%	4,114.0	3,268.8
Voice	3,259.5	2,323.2	75.9%	3,062.0	2,469.6
FOMA*	103.1	331.9	65.6%	506.0	55.3
Packet Communications	1,070.2	797.6	75.8%	1,052.0	799.3
FOMA*	49.9	167.0	67.3%	248.0	26.7
PHS*	70.4	46.3	77.2%	60.0	53.4
Quickcast*	5.8	3.5	86.4%	4.0	4.5
Equipment sales	560.2	408.6	74.7%	547.0	442.1
Operating Expenses	3,945.1	2,891.7	72.5%	3,990.0	2,985.3
Personnel	248.4	187.0	74.2%	252.0	187.5
Cost of services and equipment sold, and selling, general and administrative expenses	2,508.8	1,834.9	72.7%	2,523.0	1,919.6
Depreciation and amortization	721.0	528.8	71.6%	739.0	533.5
Loss on disposal of property, plant and equipment	43.9	33.5	57.7%	58.0	26.8
Communication Network Charges	387.7	280.9	73.7%	381.0	291.7
Taxes and public dues	35.4	26.6	72.0%	37.0	26.2
Operating Income	1,102.9	751.4	90.5%	830.0	843.0
Non-Operating Income (loss)	(1.8)	498.8	102.6%	486.0	(7.0)
Income before Tax	1,101.1	1,250.1	95.0%	1,316.0	836.0
Net Income	650.0	756.5	99.8%	758.0	494.2

Note:

1  Operating Revenues of NTT Communications for the nine months ended Dec 31, 2004 include revenues from telephone subscriber lines (204.7 billion yen) in Voice Transmission (excluding IP), revenues from OCN (99.2 billion yen), IP-VPN (46.2 billion yen) and e-VLAN (25.0 billion yen) in IP Services, revenues from Frame Relay / Cell Relay (24.9 billion yen) in Data Transmission, and revenues from conventional leased circuits (9.9 billion yen) and high-speed digital (50.1 billion yen) in leased circuit, respectively.

2 * Partial listing only.

5. Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items in the operating revenues of our Regional Communications Services, that is, subscriber lines services and ISDN, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Wireless Services, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

				(yen	)
	Fiscal Year ended March 31, 2004	3rd Quarter ended Dec. 31, 2004 (From Oct. to Dec., 2004)	Nine Months ended Dec. 31, 2004 (From Apr. to Dec., 2004)	Fiscal Year ending March 31, 2004 (Forecast at the time 1H results were announced)

NTT East
Telephone Subscriber Lines ARPU	2,990	3,000	2,980	2,880
ISDN Subscriber Lines ARPU	5,750	5,570	5,560	5,470
NTT West
Telephone Subscriber Lines ARPU	2,900	2,900	2,880	2,820
ISDN Subscriber Lines ARPU	5,730	5,520	5,530	5,470
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	7,890	7,170	7,300	7,190
Voice ARPU (FOMA+mova)	5,920	5,350	5,410	5,330
Packet ARPU (FOMA+mova)	1,970	1,820	1,890	1,860
i-mode ARPU (FOMA+mova)*	1,970	1,810	1,880	1,850
ARPU generated purely from i-mode (FOMA+mova)	2,240	2,000	2,090	2,050
Cellular Aggregate ARPU (FOMA)	10,280	9,650	9,860	9,550
Voice ARPU (FOMA)	6,900	6,460	6,540	6,390
Packet ARPU (FOMA)	3,380	3,190	3,320	3,160
i-mode ARPU (FOMA)*	3,240	3,150	3,280	3,110
ARPU generated purely from i-mode (FOMA)	3,330	3,190	3,320	3,150
Cellular Aggregate ARPU (mova)	7,830	6,710	6,950	6,800
Voice ARPU (mova)	5,890	5,150	5,260	5,160
i-mode ARPU (mova)	1,940	1,560	1,690	1,640
ARPU generated purely from i-mode (mova)	2,200	1,760	1,900	1,850

Notes :	1	We separately compute ARPU for the fixed line business conducted by each of NTT East and NTT West using two measures.

		-	ARPU from telephone subscriber lines services, which is based on operating revenues from monthly charges, call charges and FLET’S ADSL charges attributable to our telephone subscriber lines services.

		-	ARPU from ISDN, which is based on operating revenues from monthly charges, transmission/call charges and FLET’S ISDN charges attributable to our ISDN.

	2	Interconnection revenues are excluded in ARPU of Telephone Subscriber Lines and ISDN Subscriber Lines.

	3	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	4	We compute ARPU for our cellular business using two aggregate measures.

		-	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

			-	Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). In particular, i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

		-	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			-	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). In particular, i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

		-	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

			-	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	5	We show ARPU for our i-mode using two aggregate measures.

		-	i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

		-	ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

	6	No. of DoPa single service subscribers, which had not been included in previous reports, has been included in the No. of mova subscribers from the results for the first six months of the fiscal year ending Mar. 31, 2005 in order to standardize the definition of subscribers used by all the mobile operators in Japan. DoPa single service subscribers and the revenues thereof are not included in the ARPU calculations.

	7	No. of active subscribers used in ARPU calculation are as below.

		-	FY Results & Forecast: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Mar.

		-	3Q Results: Sum of No. of active subscribers**(as defined below) for each month from Oct. to Dec.

		-	Nine Months Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Dec.

** active subscribers = (No. of subscribers at end of previous month + No. of subscriber at end of current month)/2

* Partial listing only.

6. Interest-Bearing Liabilities (Consolidated)

					(billions of yen)
	As of Mar. 31, 2004		As of Dec. 31, 2004		As of Mar. 31, 2005 (Forecast at the time 1H results were announced)

Interest-Bearing Liabilities	5,921.7		5,673.5		5,650.0

7. Indices (Consolidated)

	Fiscal Year ended Mar. 31, 2004		Nine Months ended Dec. 31, 2004 (From Apr. to Dec., 2004)		Fiscal Year ending Mar. 31, 2005 (Forecast at the time 1H results were announced)

Operating Income	1,560.3	billion yen	1,131.2	billion yen	1,175.0	billion yen
EBITDA Margin	35.5%		35.5%		32.5%
Operating FCF	1,920.2	billion yen	1,399.6	billion yen	1,420.0	billion yen
ROCE	7.3%		—		5.5%

Note :	The reconciliation of Indices are as follows. Please see P2 for capital investment

	Fiscal Year ended Mar. 31, 2004		Nine Months ended Dec. 31, 2004 (From Apr. to Dec., 2004)		Fiscal Year ending Mar. 31, 2005 (Forecast at the time 1H results were announced)

EBITDA Margin [(c/d)X100]	35.5%		35.5%		32.5%
a Operating Income	1,560.3	billion yen	1,131.2	billion yen	1,175.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,373.5	billion yen	1,707.3	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	2,838.5	billion yen	3,500.0	billion yen
d Operating Revenues	11,095.5	billion yen	7,987.5	billion yen	10,780.0	billion yen
Operating FCF [(c-d)]	1,920.2	billion yen	1,399.6	billion yen	1,420.0	billion yen
a Operating Income	1,560.3	billion yen	1,131.2	billion yen	1,175.0	billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,373.5	billion yen	1,707.3	billion yen	2,325.0	billion yen
c EBITDA (a+b)	3,933.8	billion yen	2,838.5	billion yen	3,500.0	billion yen
d Capital Investment	2,013.6	billion yen	1,438.9	billion yen	2,080.0	billion yen
ROCE [(b/c)X100]	7.3%		—		5.5%
a Operating Income	1,560.3	billion yen	—		1,175.0	billion yen
(Normal Statutory Tax Rate)	42%		—		41%
b Operating Income X(1-Normal Statutory Tax Rate)	905.0	billion yen	—		693.3	billion yen
c Operating Capital Employed	12,324.0	billion yen	—		12,513.8	billion yen